

July 12, 2011

Via E-mail
Robert Kepe, CEO
RJD Green, Inc.
1560-1 Newbury Rd #514
Newbury Park, CA 91324

> **Re: RJD Green, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-170312**

Dear Mr. Kepe:

We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated April 27, 2011.

Summary Financial Data, page 4

1.   Please ensure that the summary financial data corresponds to the amounts on your financial statements. For example, earnings per share of common stock for the period from September 10, 2009 (the date of inception) to December 31, 2010 does not appear to agree to the statement of operations on page F-13.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-11

2.   In response to prior comment 3, we note that the statements of cash flows were restated to revise net cash used in operations. Tell us what consideration the auditors gave to this restatement. Refer to AU 561 and AU 530.

Statement of Operations, page F-13

3.   We note the detailed calculation of net loss per share provided in response to prior comment 1. Revise the net loss per share for the 4-month period ended December 31, 2010 on your statement of operations, accordingly. In addition, revise the weighted average common shares outstanding in your computation of net loss for the cumulative period from September 30, 2009 to December 31, 2010 based on a fraction of the period outstanding for the entire 15-month period. Refer to ASC 260-10-55-2.

Exhibit 5.1

4.   The legality opinion is given as of November 1, 2010. Please file a revised legality
         opinion that speaks as of a date immediately prior to the desired effective date of the
         registration statement.

Exhibit 23.1

5.   Please file an updated auditor's consent to the use of its audit report for the periods ended
         December 31 and August 31, 2010. Refer to Rule 436 of Regulation C.

         You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. If you have any other questions, please
contact me at (202) 551-3456.

                                                         Sincerely,

                                                         /s/ Matthew Crispino

                                                         Matthew Crispino
                                                         Staff Attorney

cc: Via E-mail
         Jillian Ivey Sidoti, Esq.